Exhibit 99.1

Enthusiast Gaming Secures Multi-Year Credit Facility With Scotiabank

TORONTO, Dec. 16, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, is pleased to announce that it has entered into a credit facility with The Bank of Nova Scotia (“Scotiabank”).

Under a commitment letter between the Company, as borrower, certain Canadian and U.S. subsidiaries of the Company, as guarantors, and Scotiabank, as lender, the Company will obtain an operating facility with an initial limit of up to Cdn

$5,000,000, subject to a borrowing base, and a term loan with an initial principal amount of up to Cdn $10,000,000 (collectively, the “Facilities”). The Facilities will be secured by substantially all of the assets of the Company and the guarantor subsidiaries. The Facilities will be used to repay the existing indebtedness owed by the Company under its existing revolving and term credit facilities and for general corporate purposes. The Company expects a significant reduction in monthly interest expense as a result of the replacement of the existing revolving and term credit facilities with the Facilities.

The term of the Facilities is 24 months, subject to an option for the Borrower to extend the maturity for a further 12 months. The Facilities are subject to customary conditions precedent, representations and warranties, financial and other covenants, and events of default.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
 Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Ashley Stanhope, Provident Communications
ashley@providentcomms.com

416-303-1498

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the availability of an operating credit facility and the receipt of a term loan pursuant to a commitment letter, the use of proceeds of the Facilities, the repayment and extinguishment of the Company’s existing revolving and term credit facilities, and anticipated reductions in future interest expense of the Company.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.